# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NAVAN, INC., CIK 0001639723
CUSIP: 639193101
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 3045 Park Boulevard, Palo Alto, California (CA), 94306
Date of event which requires filing of this statement: 10/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001259603

## Reporting persons
- Oren Zeev: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 37,347,067; shared voting power 0; sole dispositive power 37,347,067; shared dispositive power 0; aggregate amount beneficially owned 37,347,067 (16.01% of the class)
  Comment: As of the date hereof, the Reporting Person's beneficial ownership consists of 37,347,067 shares of Class A Common Stock. The percentage reported in Item 11 is based on 233,339,369 shares of Class A common stock outstanding as reported in the Issuer's Form 10-Q filed with the SEC on December 15, 2025.
- Zeev Opportunity Fund I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 770,077; shared voting power 0; sole dispositive power 770,077; shared dispositive power 0; aggregate amount beneficially owned 770,077 (0.33% of the class)
  Comment: As of the date hereof, the Reporting Person's beneficial ownership consists of 770,077 shares of Class A Common Stock. The percentage reported in Item 11 is based on 233,339,369 shares of Class A common stock outstanding as reported in the Issuer's Form 10-Q filed with the SEC on December 15, 2025.
- Zeev Opportunity Management I, L.L.C.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 770,077; shared voting power 0; sole dispositive power 770,077; shared dispositive power 0; aggregate amount beneficially owned 770,077 (0.33% of the class)
  Comment: As of the date hereof, the Reporting Person's beneficial ownership consists of 770,077 shares of Class A Common Stock. The percentage reported in Item 11 is based on 233,339,369 shares of Class A common stock outstanding as reported in the Issuer's Form 10-Q filed with the SEC on December 15, 2025.
- Zeev Ventures II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 4,529,493; shared voting power 0; sole dispositive power 4,529,493; shared dispositive power 0; aggregate amount beneficially owned 4,529,493 (1.94% of the class)
  Comment: As of the date hereof, the Reporting Person's beneficial ownership consists of 4,529,493 shares of Class A Common Stock. The percentage reported in Item 11 is based on 233,339,369 shares of Class A common stock outstanding as reported in the Issuer's Form 10-Q filed with the SEC on December 15, 2025.
- Zeev Ventures Management II, L.L.C.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 4,529,493; shared voting power 0; sole dispositive power 4,529,493; shared dispositive power 0; aggregate amount beneficially owned 4,529,493 (1.94% of the class)
  Comment: As of the date hereof, the Reporting Person's beneficial ownership consists of 4,529,493 shares of Class A Common Stock. The percentage reported in Item 11 is based on 233,339,369 shares of Class A common stock outstanding as reported in the Issuer's Form 10-Q filed with the SEC on December 15, 2025.
- Zeev Ventures II-A, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 15,766,767; shared voting power 0; sole dispositive power 15,766,767; shared dispositive power 0; aggregate amount beneficially owned 15,766,767 (6.76% of the class)
  Comment: As of the date hereof, the Reporting Person's beneficial ownership consists of 15,766,767 shares of Class A Common Stock. The percentage reported in Item 11 is based on 233,339,369 shares of Class A common stock outstanding as reported in the Issuer's Form 10-Q filed with the SEC on December 15, 2025.
- Zeev Ventures Management II-A, L.L.C.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 15,766,767; shared voting power 0; sole dispositive power 15,766,767; shared dispositive power 0; aggregate amount beneficially owned 15,766,767 (6.76% of the class)
  Comment: As of the date hereof, the Reporting Person's beneficial ownership consists of 15,766,767 shares of Class A Common Stock. The percentage reported in Item 11 is based on 233,339,369 shares of Class A common stock outstanding as reported in the Issuer's Form 10-Q filed with the SEC on December 15, 2025.
- Zeev Ventures III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 10,823,032; shared voting power 0; sole dispositive power 10,823,032; shared dispositive power 0; aggregate amount beneficially owned 10,823,032 (4.64% of the class)
  Comment: As of the date hereof, the Reporting Person's beneficial ownership consists of 10,823,032 shares of Class A Common Stock. The percentage reported in Item 11 is based on 233,339,369 shares of Class A common stock outstanding as reported in the Issuer's Form 10-Q filed with the SEC on December 15, 2025.
- Zeev Ventures Management III, L.L.C.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 10,823,032; shared voting power 0; sole dispositive power 10,823,032; shared dispositive power 0; aggregate amount beneficially owned 10,823,032 (4.64% of the class)
  Comment: As of the date hereof, the Reporting Person's beneficial ownership consists of 10,823,032 shares of Class A Common Stock. The percentage reported in Item 11 is based on 233,339,369 shares of Class A common stock outstanding as reported in the Issuer's Form 10-Q filed with the SEC on December 15, 2025.
- Zeev Ventures IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,974,957; shared voting power 0; sole dispositive power 1,974,957; shared dispositive power 0; aggregate amount beneficially owned 1,974,957 (0.85% of the class)
  Comment: As of the date hereof, the Reporting Person's beneficial ownership consists of 1,974,957 shares of Class A Common Stock. The percentage reported in Item 11 is based on 233,339,369 shares of Class A common stock outstanding as reported in the Issuer's Form 10-Q filed with the SEC on December 15, 2025.
- Zeev Ventures Management IV, L.L.C.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,974,957; shared voting power 0; sole dispositive power 1,974,957; shared dispositive power 0; aggregate amount beneficially owned 1,974,957 (0.85% of the class)
  Comment: As of the date hereof, the Reporting Person's beneficial ownership consists of 1,974,957 shares of Class A Common Stock. The percentage reported in Item 11 is based on 233,339,369 shares of Class A common stock outstanding as reported in the Issuer's Form 10-Q filed with the SEC on December 15, 2025.
- Zeev Ventures V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,000,915; shared voting power 0; sole dispositive power 1,000,915; shared dispositive power 0; aggregate amount beneficially owned 1,000,915 (0.43% of the class)
  Comment: As of the date hereof, the Reporting Person's beneficial ownership consists of 1,000,915 shares of Class A Common Stock. The percentage reported in Item 11 is based on 233,339,369 shares of Class A common stock outstanding as reported in the Issuer's Form 10-Q filed with the SEC on December 15, 2025.
- Zeev Ventures Management V, L.L.C.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,000,915; shared voting power 0; sole dispositive power 1,000,915; shared dispositive power 0; aggregate amount beneficially owned 1,000,915 (0.43% of the class)
  Comment: As of the date hereof, the Reporting Person's beneficial ownership consists of 1,000,915 shares of Class A Common Stock. The percentage reported in Item 11 is based on 233,339,369 shares of Class A common stock outstanding as reported in the Issuer's Form 10-Q filed with the SEC on December 15, 2025.
- Zeev Ventures VI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 382,900; shared voting power 0; sole dispositive power 382,900; shared dispositive power 0; aggregate amount beneficially owned 382,900 (0.16% of the class)
  Comment: As of the date hereof, the Reporting Person's beneficial ownership consists of 382,900 shares of Class A Common Stock. The percentage reported in Item 11 is based on 233,339,369 shares of Class A common stock outstanding as reported in the Issuer's Form 10-Q filed with the SEC on December 15, 2025.
- Zeev Ventures Management VI, L.L.C.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 382,900; shared voting power 0; sole dispositive power 382,900; shared dispositive power 0; aggregate amount beneficially owned 382,900 (0.16% of the class)
  Comment: As of the date hereof, the Reporting Person's beneficial ownership consists of 382,900 shares of Class A Common Stock. The percentage reported in Item 11 is based on 233,339,369 shares of Class A common stock outstanding as reported in the Issuer's Form 10-Q filed with the SEC on December 15, 2025.
- Zeev Ventures VII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,124,268; shared voting power 0; sole dispositive power 1,124,268; shared dispositive power 0; aggregate amount beneficially owned 1,124,268 (0.48% of the class)
  Comment: As of the date hereof, the Reporting Person's beneficial ownership consists of 1,124,268 shares of Class A Common Stock. The percentage reported in Item 11 is based on 233,339,369 shares of Class A common stock outstanding as reported in the Issuer's Form 10-Q filed with the SEC on December 15, 2025.
- Zeev Ventures Management VII, L.L.C.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,124,268; shared voting power 0; sole dispositive power 1,124,268; shared dispositive power 0; aggregate amount beneficially owned 1,124,268 (0.48% of the class)
  Comment: As of the date hereof, the Reporting Person's beneficial ownership consists of 1,124,268 shares of Class A Common Stock. The percentage reported in Item 11 is based on 233,339,369 shares of Class A common stock outstanding as reported in the Issuer's Form 10-Q filed with the SEC on December 15, 2025.
- Zeev Ventures VIII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 917,394; shared voting power 0; sole dispositive power 917,394; shared dispositive power 0; aggregate amount beneficially owned 917,394 (0.39% of the class)
  Comment: As of the date hereof, the Reporting Person's beneficial ownership consists of 917,394 shares of Class A Common Stock. The percentage reported in Item 11 is based on 233,339,369 shares of Class A common stock outstanding as reported in the Issuer's Form 10-Q filed with the SEC on December 15, 2025.
- Zeev Ventures Management VIII, L.L.C.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 917,394; shared voting power 0; sole dispositive power 917,394; shared dispositive power 0; aggregate amount beneficially owned 917,394 (0.39% of the class)
  Comment: As of the date hereof, the Reporting Person's beneficial ownership consists of 917,394 shares of Class A Common Stock. The percentage reported in Item 11 is based on 233,339,369 shares of Class A common stock outstanding as reported in the Issuer's Form 10-Q filed with the SEC on December 15, 2025.

## Item 1. Issuer
Name of issuer: NAVAN, INC.
Address of issuer's principal executive offices: 3045 Park Boulevard, Palo Alto, California

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:
i. Oren Zeev
ii. Zeev Opportunity Fund I, L.P.
iii. Zeev Opportunity Management I, L.L.C.
iv. Zeev Ventures II, L.P.
v. Zeev Ventures Management II, L.L.C.
vi. Zeev Ventures II-A, L.P.
vii. Zeev Ventures Management II-A, L.L.C.
viii. Zeev Ventures III, L.P.
ix. Zeev Ventures Management III, L.L.C.
x. Zeev Ventures IV, L.P.
xi. Zeev Ventures Management IV, L.L.C.
xii. Zeev Ventures V, L.P.
xiii. Zeev Ventures Management V, L.L.C.
xiv. Zeev Ventures VI, L.P.
xv. Zeev Ventures Management VI, L.L.C.
xvi. Zeev Ventures VII, L.P.
xvii. Zeev Ventures Management VII, L.L.C.
xviii. Zeev Ventures VIII, L.P.
xix. Zeev Ventures Management VIII, L.L.C.

Oren Zeev is a director of the Issuer. He is also the managing member of each of Zeev Opportunity Management I, L.L.C., Zeev Ventures Management II, L.L.C., Zeev Ventures Management II-A, L.L.C., Zeev Ventures Management III, L.L.C., Zeev Ventures Management IV, L.L.C., Zeev Ventures Management V, L.L.C., Zeev Ventures Management VI, L.L.C., Zeev Ventures Management VII, L.L.C., and Zeev Ventures Management VIII, L.L.C., and, as such, may be deemed to beneficially own the shares held by each of Zeev Opportunity Fund I, L.P., Zeev Ventures II, L.P., Zeev Ventures II-A, L.P., Zeev Ventures III, L.P., Zeev Ventures IV, L.P., Zeev Ventures V, L.P., Zeev Ventures VI, L.P., Zeev Ventures VII, L.P., and Zeev Ventures VIII, L.P. (collectively, the "Funds"). Oren Zeev has voting and dispositive power over the shares held by the Funds.

Zeev Opportunity Management I, L.L.C. is the general partner of Zeev Opportunity Fund I, L.P. and, as such, may be deemed to beneficially own the shares held by Zeev Opportunity Fund I, L.P.

Zeev Ventures Management II, L.L.C. is the general partner of Zeev Ventures II, L.P. and, as such, may be deemed to beneficially own the shares held by Zeev Ventures II, L.P.

Zeev Ventures Management II-A, L.L.C. is the general partner of Zeev Ventures II-A, L.P. and, as such, may be deemed to beneficially own the shares held by Zeev Ventures II-A, L.P.

Zeev Ventures Management III, L.L.C. is the general partner of Zeev Ventures III, L.P. and, as such, may be deemed to beneficially own the shares held by Zeev Ventures III, L.P.

Zeev Ventures Management IV, L.L.C. is the general partner of Zeev Ventures IV, L.P. and, as such, may be deemed to beneficially own the shares held by Zeev Ventures IV, L.P.

Zeev Ventures Management V, L.L.C. is the general partner of Zeev Ventures V, L.P. and, as such, may be deemed to beneficially own the shares held by Zeev Ventures V, L.P.

Zeev Ventures Management VI, L.L.C. is the general partner of Zeev Ventures VI, L.P. and, as such, may be deemed to beneficially own the shares held by Zeev Ventures VI, L.P.

Zeev Ventures Management VII, L.L.C. is the general partner of Zeev Ventures VII, L.P. and, as such, may be deemed to beneficially own the shares held by Zeev Ventures VII, L.P.

Zeev Ventures Management VIII, L.L.C. is the general partner of Zeev Ventures VIII, L.P. and, as such, may be deemed to beneficially own the shares held by Zeev Ventures VIII, L.P.
Address of principal business office or, if none, residence: To Come
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Items 5-11 of the cover page for each Reporting Person.
Percent of class: See Items 5-11 of the cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Items 5-11 of the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Items 5-11 of the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Items 5-11 of the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Items 5-11 of the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Oren Zeev: /s/ Oren Zeev, Director (02/12/2026)
- Zeev Opportunity Fund I, L.P.: /s/ Oren Zeev, Managing Member, Zeev Opportunity Management I, L.L.C., its general partner (02/12/2026)
- Zeev Opportunity Management I, L.L.C.: /s/ Oren Zeev, Managing Member (02/12/2026)
- Zeev Ventures II, L.P.: /s/ Oren Zeev, Managing Member, Zeev Ventures Management II, L.L.C., its general partner (02/12/2026)
- Zeev Ventures Management II, L.L.C.: /s/ Oren Zeev, Managing Member (02/12/2026)
- Zeev Ventures II-A, L.P.: /s/ Oren Zeev, Managing Member, Zeev Ventures Management II-A, L.L.C., its general partner (02/12/2026)
- Zeev Ventures Management II-A, L.L.C.: /s/ Oren Zeev, Managing Member (02/12/2026)
- Zeev Ventures III, L.P.: /s/ Oren Zeev, Managing Member, Zeev Ventures Management III, L.L.C., its general partner (02/12/2026)
- Zeev Ventures Management III, L.L.C.: /s/ Oren Zeev, Managing Member (02/12/2026)
- Zeev Ventures IV, L.P.: /s/ Oren Zeev, Managing Member, Zeev Ventures Management IV, L.L.C., its general partner (02/12/2026)
- Zeev Ventures Management IV, L.L.C.: /s/ Oren Zeev, Managing Member (02/12/2026)
- Zeev Ventures V, L.P.: /s/ Oren Zeev, Managing Member, Zeev Ventures Management V, L.L.C., its general partner (02/12/2026)
- Zeev Ventures Management V, L.L.C.: /s/ Oren Zeev, Managing Member (02/12/2026)
- Zeev Ventures VI, L.P.: /s/ Oren Zeev, Managing Member, Zeev Ventures Management VI, L.L.C., its general partner (02/12/2026)
- Zeev Ventures Management VI, L.L.C.: /s/ Oren Zeev, Managing Member (02/12/2026)
- Zeev Ventures VII, L.P.: /s/ Oren Zeev, Managing Member, Zeev Ventures Management VII, L.L.C., its general partner (02/12/2026)
- Zeev Ventures Management VII, L.L.C.: /s/ Oren Zeev, Managing Member (02/12/2026)
- Zeev Ventures VIII, L.P.: /s/ Oren Zeev, Managing Member, Zeev Ventures Management VIII, L.L.C., its general partner (02/12/2026)
- Zeev Ventures Management VIII, L.L.C.: /s/ Oren Zeev, Managing Member (02/12/2026)